UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2020

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]           Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Information

On January 30, 2020 SPI Energy Co., Ltd. (the “Company”) received a letter of resignation from Anthony S. Chan, CPA, pursuant to which Mr. Chan resigned from his position as Chief Financial Officer of the Company, effective January 31, 2020. The Company will shortly begin a search for a new Chief Financial Officer.

Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release dated February 3, 2020

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2020

SPI ENERGY CO., LTD.

By: /s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

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